                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                  (AMENDMENT NO. 13)

                                   OrNda HealthCorp
                                   ----------------
                                   (Name of Issuer)

                        Common Stock, Par Value $.01 Per Share
                        --------------------------------------
                            (Title of Class of Securities)

                                     686857 10 3
                                     -----------
                                    (CUSIP Number)

                                   Peter A. Joseph
                         Joseph Littlejohn & Levy Fund, L.P.
                                   50 Main Street
                                    Suite 1000
                               White Plains, NY 10606
                                    (914) 682-2065

                                   with a copy to:

                                 Alan H. Paley, Esq.
                                 Debevoise & Plimpton
                                   875 Third Avenue
                                 New York, NY  10022
                                   (212) 909-6000
                   -----------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 16, 1996
                                   ----------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 686857 10 3


1.   Name Of Reporting Person:            Joseph Littlejohn & Levy Fund, L.P.

     S.S. Or I.R.S. Identification
     No. Of Above Person:

2.   Check the appropriate Box if a Member of a group

                                          (a)          (b)  x
                                              ---          ---
3.   SEC Use Only

4.   Source Of Funds:                         00
                                          ----------
5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                   -----

6.   Citizenship Or Place
     Of Organization:                     Delaware

     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:                   None

8.   Shared Voting Power:                 7,096,774

9.   Sole Dispositive Power:              None

10.  Shared Dispositive Power:            7,096,774

11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                              7,096,774

12.  Check Box If The Aggregate Amount In Row (11) Excludes
     Certain Shares:                       x
                                          ---
13.  Percent Of Class Represented
     By Amount In Row (11):               12.2%

14.  Type of Reporting Person:            PN

                                          2

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CUSIP NO. 686857 10 3


1.   Name Of Reporting Person:            JLL Associates, L.P.

     S.S. Or I.R.S. Identification
     No. Of Above Person:

2.   Check the appropriate Box if a Member of a group

                                          (a)          (b)  x
                                              ---          ---
3.   SEC Use Only

4.   Source Of Funds:                         00
                                          ----------
5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                   ---
6.   Citizenship Or Place
     Of Organization:                     Delaware

     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:                   None

8.   Shared Voting Power:                 7,096,774

9.   Sole Dispositive Power:              None

10.  Shared Dispositive Power:            7,096,774

11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                              7,096,774

12.  Check Box If The Aggregate Amount In Row (11) Excludes
     Certain Shares: x
                    ---
13.  Percent Of Class Represented
     By Amount In Row (11):               12.2%

14.  Type of Reporting Person:            PN

                                          3

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CUSIP NO. 686857 10 3


1.   Name Of Reporting Person:            Peter A. Joseph

     S.S. Or I.R.S. Identification
     No. Of Above Person:

2.   Check the appropriate Box if a Member of a group

                                          (a)          (b)  x
                                              ---          ---
3.   SEC Use Only

4.   Source Of Funds:                         00
                                          ----------
5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                  ---
6.   Citizenship Or Place
     Of Organization:                     United States

     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:                   None

8.   Shared Voting Power:                 7,096,774

9.   Sole Dispositive Power:              None

10.  Shared Dispositive Power:            7,096,774

11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                              7,096,774

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:   x

13.  Percent Of Class Represented
     By Amount In Row (11):               12.2%

14.  Type of Reporting Person:            IN
                                          4

CUSIP NO. 686857 10 3


1.   Name Of Reporting Person:            Paul S. Levy

     S.S. Or I.R.S. Identification
     No. Of Above Person:

2.   Check the appropriate Box if a Member of a group

                             (a)          (b)  x
                                 ---          ---

3.   SEC Use Only

4.   Source Of Funds:                         00
                                          ----------

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                    ---

6.   Citizenship Or Place
     Of Organization:                     United States

     Number Of Shares Beneficially Owned By Each Reporting Person With:

7.   Sole Voting Power:                       7,787

8.   Shared Voting Power:                 7,096,774

9.   Sole Dispositive Power:                  7,787

10.  Shared Dispositive Power:            7,096,774

11.  Aggregate Amount Beneficially
     Owned By Each Reporting
     Person:                              7,104,561

12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares:   x
                                                                             ---

13.  Percent Of Class Represented
     By Amount In Row (11):               12.2%

14.  Type of Reporting Person:            IN

                           AMENDMENT NO. 13 TO SCHEDULE 13D

          This Amendment No. 13 to the Schedule 13D, dated May 24, 1991, as amended through Amendment No. 12, dated December 14, 1993 (as so amended, the "Schedule 13D"), previously filed by Joseph Littlejohn & Levy Fund, L.P., a Delaware limited partnership ("JLL"); JLL Associates, L.P., a Delaware limited partnership and sole general partner of JLL ("JLL Associates"); and Peter A. Joseph and Paul S. Levy, each a general partner of JLL Associates (collectively, the "Reporting Persons") with respect to the common stock, par value $.01 per share (each a "Share" and together, "Shares"), of OrNda HealthCorp, a Delaware corporation (together with its predecessors, the "Issuer"), reports certain transactions by the Issuer and JLL.

          In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T and Rule 240.13d-2(c) under the Securities Exchange Act of 1934, as amended, this Amendment No. 13 restates the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to Shares of the Issuer. The principal executive offices of the Issuer are located at 3401 West End Avenue, Suite 700, Nashville, Tennessee 37203.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This statement is being filed by JLL, JLL Associates, Peter A. Joseph and Paul S. Levy. Yvonne V. Cliff and Angus C. Littlejohn, Jr. have withdrawn as general partners of JLL Associates as of August 18, 1995 and September 12, 1996, respectively. During their respective tenures as general partners of JLL Associates, Ms. Cliff and Mr. Littlejohn were each also joint filers of the Schedule 13D and the amendments thereto pursuant to the Joint Filing Agreements which were previously filed as Exhibits 1 and 15 to this
Schedule 13D. The Joint Filing Agreement pursuant to which this Amendment No. 13 is filed is attached hereto as Exhibit 26.

          (b) The address of the principal business office of JLL, JLL Associates and Messrs. Joseph and Levy is 50 Main Street, Suite 1000, White Plains, NY 10606.

          (c) The principal business of JLL and JLL Associates is to make and hold investments in various entities. The principal business of each of Messrs. Joseph and Levy is to act as a general partner of JLL Associates.

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          (d)  During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of JLL and JLL Associates is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Joseph and Levy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On May 20, 1991, the Board of Directors of the Issuer approved the sale of 5,161,290 Shares to JLL subject to the satisfaction of the conditions to closing contained in Article V of the Stock Purchase Agreement, dated as of May 14, 1991, between the Issuer and JLL (the "JLL Stock Purchase Agreement"), a copy of which was previously filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The aggregate purchase price of the 5,161,290 Shares was $39,999,997.50. JLL obtained such funds from a capital contribution from its partners.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Persons for investment purposes. Subject to the limitations set forth in the JLL Stockholder Voting Agreement (as defined and described below), the Reporting Persons may sell some or all of the Shares either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, money and stock market conditions and other further developments. Depending on the same factors, and subject to Section 6.2 of the JLL Stock Purchase Agreement described below, the Reporting Persons may decide to make additional purchases of Shares.

          Pursuant to Section 6.2 of the JLL Stock Purchase Agreement, which is incorporated herein by reference, each of JLL and Messrs. Joseph, Littlejohn and Levy agreed that without the prior written consent of the Issuer they will not directly or indirectly acquire any equity or debt securities of the Issuer, or seek to control or influence the affairs of the Issuer until either the Closing Date, as defined therein, or the termination of the JLL Stock Purchase Agreement.

          Pursuant to Section 6.1 of the JLL Stock Purchase Agreement, which is incorporated herein by reference, JLL granted the Issuer the right and option (the "Put") to require JLL to purchase from the Issuer 1,500,000 shares of a series of preferred stock designated as the 10% Cumulative Redeemable Convertible Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Issuer, at a purchase price of $10 per share. The Issuer was permitted to exercise the Put no earlier than ten business days before the Closing Date and at any time prior to the first anniversary of the Closing Date. Each Preferred Share was convertible at any time following the first anniversary of the date of issuance thereof at the holder's option into one Share (subject to certain anti-dilution adjustments).

          Pursuant to Section 6.3 of the JLL Stock Purchase Agreement, which is incorporated herein by reference, the Issuer is required to appoint four designees of JLL as members of the Issuer's nine-member Board of Directors, effective as of the Closing Date.

          The Issuer and JLL entered into an Amended and Restated Stock Purchase Agreement, dated as of May 14, 1991 and amended and restated as of August 6, 1991 (the "Amended JLL Stock Purchase Agreement"), amending the JLL Stock Purchase Agreement, a copy of which was previously filed as Exhibit 4 to this
Schedule 13D and is incorporated herein by reference.

          Pursuant to Section 6.2 of the Amended JLL Stock Purchase Agreement, the Board of Directors was to consist of nine persons at the Closing Date, which persons were specified therein.

          The Issuer and JLL entered into a First Amendment to the Amended JLL Stock Purchase Agreement, dated as of October 14, 1991 (the "Amendment"), amending the Amended JLL Stock Purchase Agreement, a copy of which was previously filed as Exhibit 7 to this Schedule 13D, and is incorporated herein by reference.

          Pursuant to Section 1(h) of the Amendment which amended Section 6.2 of the Amended JLL Stock Purchase

Agreement, the parties acknowledged that Peter A. Joseph was designated by JLL to the Board of Directors of the Issuer.

          Pursuant to Section 1(i) of the Amendment, which amended Section 6.4 of the Amended JLL Stock Purchase Agreement, which is incorporated herein by reference, JLL agreed to vote its Shares in favor of an amendment to the Issuer's Restated Certificate of Incorporation increasing the number of authorized Shares to 35,000,000.

          Pursuant to Section 1(j) of the Amendment, which added a new Section
6.5 to the Amended JLL Stock Purchase Agreement, which is incorporated herein by reference, JLL was granted certain management rights with respect to its investment in the Issuer, including the right to have observers attend meetings of the Board of Directors of the Issuer.

          On October 15, 1991, the closing under the Amended JLL Stock Purchase Agreement, as amended by the Amendment, occurred, and JLL acquired the Shares and the Preferred Shares referred to in Item 6 below.

          On January 15, 1992, the Issuer, Bryan P. Marsal and Alvarez & Marsal, Inc. entered into an agreement (the "Termination Agreement") pursuant to which, among other things, Mr. Marsal resigned as President and Chief Executive Officer of the Issuer. Also on January 15, 1992, the Company and Charles N. Martin entered into an Employment Agreement (the "Employment Agreement") pursuant to which, among other things, Mr. Martin became Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Copies of the Employment Agreement and Termination Agreement were previously filed as Exhibits 11 and 12 to this
Schedule 13D, respectively, and are incorporated herein by reference.

          On January 15, 1992 the Board of Directors of the Issuer (i) approved an amendment to the Issuer's Certificate of Incorporation increasing the number of authorized Shares to 100 million (the "Charter Amendment"), (ii) increased the size of the Board of Directors from 9 to 11, and (iii) elected Thomas Arenz and Charles N. Martin as members of the Board of Directors of the Company. Mr. Arenz was then an employee of an entity affiliated with JLL.

          On March 12, 1992 the Issuer and JLL entered into a letter agreement (the "JLL Letter Agreement") pursuant to which, among other things, JLL agreed, if requested, to provide certain assurances to SAFECO Properties, Inc. in connection with the Issuer's proposed acquisition of all of the outstanding capital stock of SAFECARE Health Services, Inc. The JLL Letter Agreement provides that JLL will not require the Issuer to pay any consideration for such assurances other than as provided for in the JLL Letter Agreement. Pursuant to the JLL Letter Agreement, the Issuer agreed to waive (the "Waiver") the provision of the Certificate of Designation for the Preferred Shares that prohibits conversion of the Preferred Shares until October 15, 1992. The JLL Letter Agreement also provides that, subject to the receipt of any required consents and approvals including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, JLL will take all necessary action to convert its Preferred Shares into Shares.

          The foregoing description of the JLL Letter Agreement is qualified in its entirety by the text to the JLL Letter Agreement, which was previously filed as Exhibit 14 to this Schedule 13D and is incorporated herein by reference.

          On April 13, 1992, JLL surrendered to the Issuer all of its Preferred Shares for conversion into Shares.

          In connection with the Agreement and Plan of Merger, dated as of February 9, 1993, by and among the Issuer, Commonwealth Continental Health Care, Inc., Rudy J. Noriega, The MLP Trust, M. Lee Pearce, M.D. (Messrs. Noriega and Pearce being herein referred to as the "Stockholders") and GGRMC Acquisition Inc. (the "Commonwealth Merger Agreement"), on February 9, 1993, the Issuer, JLL, Charles N. Martin, Jr. and the Stockholders entered into a Stockholders Agreement (the "Stockholders Agreement") which provided that during the term of the Stockholders Agreement and for so long as Dr. Pearce remained the Beneficial Owner (as defined in Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended) of not less than 5% of the issued and outstanding Shares, the Issuer was to nominate Dr. Pearce for election as a member of its Board of Directors and would use its best efforts to cause Dr. Pearce to be so elected. In addition, JLL and Mr. Martin agreed to vote, at any regular or special meeting at which Dr. Pearce stands for election as a member of the Board of Directors of the Issuer, all of the Shares owned by them in favor of such election. The Stockholders Agreement became effective at the effective time (the "Effective Time") of the merger as contemplated by the Commonwealth Merger Agreement and terminated on the third anniversary thereafter.

          The foregoing description of the Stockholders Agreement is qualified in its entirety by the text of the

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Stockholders Agreement, which was previously filed as Exhibit 16 to this
Schedule 13D and is incorporated herein by reference.

          On March 3, 1993 JLL confirmed its willingness to consider making an additional $25 million equity investment in the Issuer for the purpose of providing equity financing for a proposed acquisition by the Issuer.

          On March 23, 1993 (the "Closing Date"), the transactions contemplated by the Commonwealth Merger Agreement were consummated and the Stockholders received 1,000,000 Shares in the aggregate as consideration in the merger. The Stockholders Agreement and the JLL Letter Agreement became effective on the Closing Date.

          On November 18, 1993, the Issuer entered into an Agreement and Plan of Merger, by and among the Issuer, AHM Acquisition Co., Inc. ("AHM Sub"), and American Healthcare Management, Inc. ("AHM," and the "AHM Agreement," respectively), a copy of which was previously filed as Exhibit 18 to this
Schedule 13D and is incorporated herein by reference, pursuant to which AHM Sub, a wholly owned subsidiary of the Issuer merged with and into AHM (the "AHM Merger") and AHM became a wholly owned subsidiary of the Issuer. Concurrently with the execution of the AHM Agreement, and as a condition and inducement to AHM's willingness to enter into the AHM Agreement, JLL granted an irrevocable proxy to AHM (the "AHM Proxy") substantially in the form which was previously filed as Exhibit 19 to this Schedule 13D and is incorporated herein by reference. The AHM Proxy granted to AHM, among other things, the right to vote all of the Shares held by JLL in favor of the AHM Merger. The AHM Proxy terminated upon the effectiveness of the AHM Merger.

          On December 2, 1993, the Issuer entered into an Agreement and Plan of Merger, by and among the Company, SHL Acquisition Co. ("SHL Sub"), and Summit Health Ltd. ("Summit"), (the "Summit Agreement"), a copy of which was previously filed as Exhibit 20 to this Schedule 13D and is incorporated herein by reference, pursuant to which SHL Sub, a wholly owned subsidiary of the Issuer merged with and into Summit (the "Summit Merger") and Summit became a wholly owned subsidiary of the Issuer. Concurrently with the execution of the Summit Agreement, and as a condition and inducement to Summit's willingness to enter into the Summit Agreement, JLL entered into a voting agreement (the "Summit Voting Agreement") substantially in the form which was previously filed as Exhibit 21 to this Schedule 13D and which is incorporated herein by reference. Pursuant to the

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Summit Voting Agreement, JLL agreed to, among other things, vote all of the shares held by JLL in favor of the Summit Merger. The Summit Voting Agreement terminated upon the effectiveness of the Summit Merger.

          On October 16, 1996, the Issuer, Tenet Healthcare Corporation and OHC Acquisition Co., a wholly owned subsidiary of Tenet ("Mergersub"), entered into an Agreement and Plan of Merger, dated as of such date (the "Merger Agreement"). Pursuant and subject to the terms of the Merger Agreement, Mergersub will merge with and into the Issuer (the "Merger"). In the Merger, each of the Issuer's Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Issuer or by Tenet or any Subsidiary of Tenet) shall be converted into the right to receive (i) 1.35 shares of common stock of Tenet, and (ii) one associated preferred stock purchase right issued in accordance with the Rights Agreement, dated as of December 7, 1988, as amended, between Tenet and Bank of America NTS as successor to Bankers Trust Company. Upon consummation of the Merger, the Issuer will be a wholly owned subsidiary of Tenet, the Shares will be delisted from the New York Stock Exchange, and Tenet, as the sole stockholder of the Issuer, will have the right to elect all of the directors of Issuer.

          Pursuant to Section 7.13 of the Merger Agreement, promptly after the effective time of the Merger, Tenet will take such action as is necessary to appoint Messrs. Martin, Levy and Joseph to its board of directors.

          Consummation of the Merger is conditioned upon, among other things, the approval of the Merger by the stockholders of Tenet and the stockholders of the Issuer, and the termination by the Federal Trade Commission and the Department of Justice of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          A copy of the Merger Agreement is attached hereto as Exhibit 22 and is incorporated herein by reference.

          In addition, on October 17, 1996, Tenet entered into Stockholder Voting Agreements with each of JLL (the "JLL Stockholder Voting Agreement") and Mr. Martin (the "Martin Stockholder Voting Agreement", and together with the JLL Stockholder Voting Agreement, the "Stockholder Voting Agreements"), each dated as of such date. Pursuant and subject to the terms of the Stockholder Voting Agreements, JLL and Mr. Martin have agreed to vote their shares of the Issuer's stock in favor of the Merger at the meeting of the Issuer's stockholders called to approve or disapprove the Merger. As of October 16, 1996, JLL and Mr. Martin together possessed, through

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their ownership of Shares, approximately 13.9% of the combined voting power of the outstanding Shares.

          In addition, pursuant to the Stockholder Voting Agreements, except as permitted in the Merger Agreement and the Stockholder Voting Agreements, JLL and Mr. Martin are not permitted to transfer their Shares. Section 5 of the Stockholder Voting Agreements prohibits, among other things, sales of shares to any third party, without the prior written consent of Tenet, except, in the Case of Mr. Martin, to an organization that qualifies for treatment under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or to the Issuer in order to pay the exercise price or withholding taxes applicable in connection with the exercise of employee stock options.

          Copies of the JLL Stockholder Voting Agreement and the Martin Stockholder Voting Agreement are attached to the Merger Agreement as Exhibits A-2 and A-1, respectively, and are incorporated herein by reference.

          It is a condition to the Merger that JLL and Mr. Martin each enter into a Registration Rights Agreement with Tenet ("Tenet Registration Rights Agreements"), the form of which is attached to the Merger Agreement as Exhibit B and is incorporated herein by reference, providing for demand registration rights with respect to the shares of Tenet common stock JLL and Mr. Martin will receive in the Merger. The Tenet Registration Rights Agreements will facilitate any future dispositions by JLL or Mr. Martin of Tenet common stock.

          Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) JLL is the direct beneficial owner of 7,096,774 Shares, representing approximately 12.2% of the outstanding Shares (based on the number of Shares outstanding on October 16, 1996);

              (ii) By virtue of its position as general partner of JLL, JLL Associates may be deemed to be the beneficial owner of all of the Shares in which JLL has direct beneficial ownership;

              (iii) By virtue of Mr. Joseph's position as a general partner of JLL Associates, Mr. Joseph may be deemed to be the beneficial owner of all of the Shares in which JLL has direct beneficial ownership;

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

              (iv) Mr. Levy is the beneficial owner of 7,104,561 Shares, including 7,787 Shares in which Mr. Levy is the direct beneficial owner, and the 7,096,774 Shares in which JLL has direct beneficial ownership.

              (v) Mr. Martin is the direct beneficial owner of 1,000,000 Shares. By virtue of the Stockholders Agreement, each of the Reporting Persons may be deemed to have a beneficial ownership interest in such Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by Mr. Martin.

              (vi) Dr. Pearce is the direct beneficial owner of 400,000 Shares. By virtue of the Letter Agreement, each of the Reporting Persons may be deemed to have a beneficial ownership interest in such Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by Dr. Pearce.

          (b) (i) JLL, JLL Associates, and Messrs. Joseph and Levy have shared power to vote or dispose of the 7,096,774 Shares in which JLL has direct beneficial ownership; and

              (ii) Mr. Levy has the sole power to vote or dispose of the 7,787 Shares in which Mr. Levy has direct beneficial ownership.

          (c) Other than the transaction described in Items 3 and 4, no other transactions in Shares by the Reporting Persons were effected during the sixty days prior to the date of this Schedule 13D.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          As a condition to closing pursuant to Section 5.1(h) of the JLL Stock Purchase Agreement, the Issuer was required to deliver to JLL a registration rights agreement granting JLL certain demand and piggy-back registration rights with respect to the Shares. A copy of the form of Registration Rights Agreement was previously filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

          JLL entered into the Amended JLL Stock Purchase Agreement described in
Item 4 above.

          The Put, described in Item 4 above and pursuant to which the Issuer was permitted to require JLL to purchase

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
1,500,000 Preferred Shares, was deleted from the JLL Stock Purchase Agreement by the Amended JLL Stock Purchase Agreement. The Amended JLL Stock Purchase Agreement provided for JLL to purchase the 1,500,000 Preferred Shares previously covered by the Put at the closing of the Amended JLL Stock Purchase Agreement, at a purchase price of $10 per share.

          JLL and PAH, L.P., a Delaware limited partnership ("PAH"), entered into a Take-Along Agreement, dated as of August 6, 1991 (the "Take-Along Agreement"), pursuant to which PAH may sell some or all of its Shares in certain sales made by JLL to third parties. Subject to certain exceptions, PAH's rights under the Take-Along Agreement do not commence until JLL disposes of 80% or more of its Shares. A copy of the Take-Along Agreement was previously filed as
Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

          The Issuer and JLL entered into the Amendment described in Item 4 above.

          The Amendment provided for JLL to purchase 1,935,484 Preferred Shares at a purchase price of $7.75 per share, rather than purchasing 1,500,000 Preferred Shares at $10 per share as previously provided for in the Amended JLL Stock Purchase Agreement.

          The Preferred Shares had the preferences and rights set forth in the Certificate of Designation of Redeemable Convertible Preferred Stock of Republic Health Corporation (the "Certificate of Designation"), which revised and replaced the Form of Certificate of Designation of 10% Cumulative Redeemable Convertible Preferred Stock of Republic Health Corporation which was filed as
Exhibit 6 to Amendment No.1 to the Schedule 13D. The Certificate of Designation provided that the Preferred Shares would not pay any dividends. A copy of the Certificate of Designation was previously filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

          JLL and PAH entered into an Amended and Restated Take-Along Agreement, dated as of August 6, 1991 and amended and restated as of October 14, 1991 (the "Amended Take-Along Agreement"). A copy of the Amended Take-Along Agreement was previously filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

          It was a condition to closing pursuant to Section 5.1(g) of the Amended JLL Stock Purchase Agreement that the Issuer deliver to JLL a Registration Rights Agreement granting JLL certain demand and piggy-back registration rights with respect to the Shares. A copy of the Registration Rights Agreement, which revises and replaces the Form of Registration Rights Agreement which was filed as Exhibit 3 to the Schedule 13D, dated as of October 15, 1991, was previously filed as
Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

          In connection with JLL's agreement to vote in favor of an amendment to the Issuer's Restated Certificate of Incorporation described in Item 4 above, JLL executed a Proxy, dated October 15, 1991, solely for such purpose.
 A copy of the Proxy was previously filed as Exhibit 9 to this Schedule 13D and is incorporated herein by reference.

          On December 6, 1991, JLL and PAH entered into Amendment Number 1 to the Amended and Restated Take-Along Agreement, amending the Amended Take-Along Agreement, a copy of which was previously filed as Exhibit 10 to this Schedule 13D and is incorporated herein by reference.

          Pursuant to the Employment Agreement, among other things, the Issuer adopted certain amendments to its 1991 Stock Option Plan (the "Amended Stock Option Plan"), adopted a 1992 Stock Incentive Plan and granted Mr. Martin options to purchase 750,000 Shares at $10.75 per share under the Amended Stock Plan, subject to stockholder approval of the Amended Stock Plan and the Charter Amendment.

          The Charter Amendment, the 1992 Stock Incentive Plan, and the Amended Stock Plan required stockholder approval, which was sought at the Company's 1992 Annual Meeting. To induce Mr. Martin to enter into the Employment Agreement, by letter dated January 15, 1992 (the "Letter") JLL and Mr. Gary Winnick agreed to vote all Shares owned by them or owned by companies in which they can direct the vote in favor of (i) the Charter Amendment, (ii) the 1992 Stock Incentive Plan and (iii) the Amended Stock Plan.

          Copies of the Letter and the Employment Agreement were previously filed as Exhibits 13 and 11 to this Schedule 13D, respectively, and are incorporated herein by reference.

          To induce the Stockholders to enter into the Commonwealth Merger Agreement, JLL and the Stockholders entered into a Registration Rights Letter Agreement, dated as of February 9, 1993 (the "Letter Agreement"), pursuant to which JLL agreed to waive or modify certain provisions of the Registration Rights Agreement, dated as of October 15, 1991, between JLL and the Issuer (the "JLL Agreement"), a copy of which was previously filed as Exhibit 3 to this

Schedule 13D. In particular, JLL agreed to permit each of the Stockholders and their Permitted Transferees (as defined in the Letter Agreement) (i) to offer certain securities owned by them on a registration statement filed by the Issuer pursuant to a Demand Registration (as defined in the JLL Agreement) and (ii) to share, in certain circumstances, JLL's allocation of Shares which it may offer on a registration statement filed by the Issuer pursuant to JLL's piggy-back registration rights contained in Section 3 of the JLL Agreement. The Letter Agreement became effective at the Effective Time.

          The foregoing description of the Letter Agreement is qualified in its entirety by the text of the Letter Agreement which is attached hereto as Exhibit 17 and is incorporated herein by reference.

          The response to Item 4 above is incorporated herein by reference.

          The Merger Agreement is as described in Item 4 above.

          The Stockholder Voting Agreements are as described in Item 4 above.

          The Tenet Registration Rights Agreements are as described in Item 4 above.

          Except as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Shares, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Joint Filing Agreement, dated May 23, 1991, among JLL, JLL Associates, and Messrs. Joseph, Littlejohn and Levy.*

Exhibit 2 Stock Purchase Agreement, dated as of May 14, 1991 between the Issuer and JLL.*

Exhibit 3 Registration Rights Agreement, dated as of October 15, 1991, between JLL and the Issuer.*

Exhibit 4 Amended and Restated Stock Purchase Agreement, dated as of May 14, 1991 and amended and restated as of August 6, 1991, between JLL and the Issuer.*

Exhibit 5     Take-Along Agreement, dated as of August 6, 1991, between JLL and
              PAH.*

Exhibit 6 Certificate of Designation of Redeemable Convertible Preferred Stock of Republic Health Corporation.*

Exhibit 7 First Amendment to Amended and Restated Stock Purchase Agreement, dated as of October 14, 1991, between JLL and the Issuer.*

Exhibit 8 Amended and Restated Take-Along Agreement, dated as of August 5, 1991, and amended and restated as of October 14, 1991 between JLL and PAH.*

Exhibit 9     Proxy, dated October 15, 1991.*

Exhibit 10 Amendment Number 1 to the Amended and Restated Take-Along Agreement, dated as of December 6, 1991, between JLL and PAH.*

Exhibit 11 Employment Agreement, dated as of January 15, 1992, by and between Republic Health Corporation and Charles N. Martin.*

Exhibit 12 Termination Agreement, dated as of January 15, 1992, between Republic Health Corporation, Bryan P. Marsal and Alvarez & Marsal, Inc.*

Exhibit 13 Letter, dated January 15, 1992, to Charles N. Martin from Gary Winnick and Joseph Littlejohn & Levy Fund, L.P.*

Exhibit 14 Letter Agreement, dated as of March 12, 1992, from Republic Health Corporation to Joseph Littlejohn & Levy Fund, L.P.*

Exhibit 15 Joint Filing Agreement, dated November 23, 1992, among JLL, JLL Associates, and Messrs. Joseph, Littlejohn and Levy and Ms. Cliff.*

Exhibit 16 Stockholders Agreement, dated as of February 9, 1993, by and among the Issuer, JLL, Charles N. Martin, Jr. and the Stockholders.*

Exhibit 17 Registration Rights Letter Agreement, dated as of February 9, 1993, by and between JLL and the Stockholders.*

Exhibit 18 Agreement and Plan of Merger, dated as of November 18, 1993 by and among OrNda HealthCorp, AHM Acquisition Co., Inc. and American Healthcare Management, Inc.*

Exhibit 19 Irrevocable Proxy, dated as of November 18, 1993 by and between American Healthcare Management, Inc. and Joseph Littlejohn & Levy Fund, L.P.*

Exhibit 20 Agreement and Plan of Merger, dated as of December 2, 1993, by and among OrNda HealthCorp, SHL Acquisition Co., and Summit Health Ltd.*

Exhibit 21 Voting Agreement, dated as of December 2, 1993, by and between Summit Health Ltd. and Joseph Littlejohn & Levy Fund, L.P.*

Exhibit 22 Agreement and Plan of Merger, dated as of October 16, 1996, by and among Tenet Healthcare Corporation, OHC Acquisition Co. and OrNda HealthCorp.

Exhibit 23 Joint Filing Agreement, dated October 21, 1996, among JLL, JLL Associates, and Messrs. Joseph and Levy.

__________________

*         Previously filed.
                                          19

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 21, 1996

                                          JOSEPH LITTLEJOHN & LEVY FUND, L.P.

                                          By:     JLL Associates, L.P.,
                                                  as General Partner



                                                  By: /s/ Peter A. Joseph
                                                     ----------------------
                                                     Name: Peter A. Joseph
                                                     Title: General Partner

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 21, 1996

                                          JLL ASSOCIATES, L.P.



                                          By: /s/Peter A. Joseph
                                             ----------------------
                                             Name: Peter A. Joseph
                                             Title: General Partner

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 21, 1996

                                          /s/ Peter A. Joseph
                                          -------------------
                                          Peter A. Joseph

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 21, 1996

                                          /s/ Paul S. Levy
                                          ------------------
                                          Paul S. Levy